Filed by Carter Validus Mission Critical REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Carter Validus Mission Critical REIT, Inc.

Commission File No.: 000-54675

The following is a message e-mailed to financial advisors of stockholders of Carter Validus Mission Critical REIT, Inc. on July 22, 2019.

CARTER VALIDUS
MISSION CRITICAL REIT
Carter Validus Mission Critical REIT, Inc. & Carter Validus Mission Critical REIT II, Inc. Merger Update
Proxy Materials to Stockholders
NOTE: This is an update for financial advisors with existing investors only, as Carter Validus Mission Critical REIT, Inc. is closed to new subscribers.
As you may know, Carter Validus Mission Critical REIT, Inc. (“CVREIT”) entered into a definitive merger agreement with Carter Validus Mission Critical REIT II, Inc. (“CVREIT II”) to merge in a stock and cash transaction, which if consummated, would result in a combined company with an approximate enterprise value of $3.2 billion.
This week, proxy materials are being mailed to stockholders of record as of July 11, 2019, of CVREIT. As outlined in the proxy filing, if the merger closes, CVREIT stockholders will receive $1.00 per share in cash for each share of CVREIT owned as well as 0.4681 shares of CVREIT II Class A Common Stock for each share of CVREIT owned.
The boards of directors of both companies support the merger transaction and the management teams believe it is in the best interest of both CVREIT and CVREIT II stockholders. A press release was issued this morning providing an update on the merger process and announcing the availability of an animated video and a webcast discussion with the CEO to help address questions your clients may have.
Please encourage your clients to submit their vote as soon as possible by logging onto www.proxypush.com/cvreit, by calling toll free at 1-844-371-1437 to speak with a live representative or by mailing in the proxy card. If approved, and all other conditions are met, the merger is expected to be completed during the second half of 2019.
LINKS
Proxy Statement/Prospectus
CVREIT and CVREIT II Joint Press Release Guide to CVREIT Merger Video Merger Q&A with the CEO
If you have any questions, please contact the SC Distributors Sales Desk at
877-907-1148
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the proposed transaction, CVREIT II has filed a Registration Statement on Form S-4 (File No. 333-232275), which has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”), and which contains a proxy statement of CVREIT and also constitutes a prospectus of CVREIT II. This proxy statement/prospectus has been mailed to CVREIT’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CVREIT AND CVREIT II IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CVREIT, CVREIT II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials also are available free of charge by accessing CVREIT’s website (www.cvmissioncriticalreit.com) or by accessing CVREIT II’s website (www.cvmissioncriticalreit2.com).
Forward-Looking Statements
This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section

27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. CVREIT can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from CVREIT’s expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the stockholder approval with respect to CVREIT or the failure to satisfy the other conditions to completion of the proposed merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CVREIT or CVREIT II; and other factors, including those set forth in the Risk Factors section of CVREIT’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by CVREIT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CVREIT undertakes no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.
FOR FINANCIAL PROFESSIONAL USE ONLY—NOT FOR PUBLIC DISTRIBUTION
Information contained in this communication is not considered an official record of your account and does not supersede normal trade confirmations or statements, as applicable. Any information provided has been prepared from sources believed to be reliable but is not guaranteed, does not represent all available data necessary for making investment decisions and is for informational purposes only. This e-mail may be privileged and/or confidential, and the sender does not waive any related rights and obligations. Any distribution, use or copying of this e-mail or the information it contains by other than an intended recipient is unauthorized. If you receive this e-mail in error, please advise me (by return e-mail or otherwise) immediately.
7/19
To opt out of future announcement mailings, please click here.
CV0462-REP
SC Distributors
695 Town Center Drive Suite #600
Costa Mesa, CA 92626 877.907.1148

The following is a message e-mailed to the financial advisors of stockholders of Carter Validus Mission Critical REIT, Inc. that are associated with AXA Advisors, LLC, Ameriprise Financial, Inc., Wells Fargo Clearing Services, LLC, and LPL Financial LLC on July 22, 2019.

CARTER VALIDUS
MISSION CRITICAL REIT
Carter Validus Mission Critical REIT, Inc. & Carter Validus Mission Critical REIT II, Inc. Merger Update
Proxy Materials to Stockholders
NOTE: This is an update for financial advisors with existing investors only, as Carter Validus Mission Critical REIT, Inc. is closed to new subscribers.
As you may know, Carter Validus Mission Critical REIT, Inc. (“CVREIT”) entered into a definitive merger agreement with Carter Validus Mission Critical REIT II, Inc. (“CVREIT II”) to merge in a stock and cash transaction, which if consummated, would result in a combined company with an approximate
LINKS
Proxy Statement/Prospectus
CVREIT and CVREIT II Joint Press Release Guide to CVREIT Merger Video Merger Q&A with the CEO enterprise value of $3.2 billion.
This week, proxy materials are being mailed to stockholders of record as of July 11, 2019, of CVREIT. As outlined in the proxy filing, if the merger closes, CVREIT stockholders will receive $1.00 per share in cash for each share of CVREIT owned as well as 0.4681 shares of CVREIT II Class A Common Stock for each share of CVREIT owned.
The boards of directors of both companies support the merger transaction and the management teams believe it is in the best interest of both CVREIT and CVREIT II stockholders. A press release was issued this morning providing an update on the merger process and announcing the availability of an animated video and a webcast discussion with the CEO to help address questions your clients may have.
Please encourage your clients to submit their vote as soon as possible by logging onto www.proxyvote.com, by calling toll free at 1-800-454-8683 to speak with a live representative or by mailing in the proxy card. If approved, and all other conditions are met, the merger is expected to be completed during the second half of 2019.
If you have any questions, please contact the SC Distributors Sales Desk at
877-907-1148
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the proposed transaction, CVREIT II has filed a Registration Statement on Form S-4 (File No. 333-232275), which has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”), and which contains a proxy statement of CVREIT and also constitutes a prospectus of CVREIT II. This proxy statement/prospectus has been mailed to CVREIT’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CVREIT AND CVREIT II IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CVREIT, CVREIT II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials also are available free of charge by accessing CVREIT’s website (www.cvmissioncriticalreit.com) or by accessing CVREIT II’s website (www.cvmissioncriticalreit2.com).
Forward-Looking Statements
This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. CVREIT can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from CVREIT’s expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the stockholder approval with respect to CVREIT or the failure to satisfy the other conditions to completion of the proposed merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CVREIT or CVREIT II; and other factors, including those set forth in the Risk Factors section of CVREIT’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by CVREIT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CVREIT undertakes no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.
FOR FINANCIAL PROFESSIONAL USE ONLY - NOT FOR PUBLIC DISTRIBUTION

Information contained in this communication is not considered an official record of your account and does not supersede normal trade confirmations or statements, as applicable. Any information provided has been prepared from sources believed to be reliable but is not guaranteed, does not represent all available data necessary for making investment decisions and is for informational purposes only. This e-mail may be privileged and/or confidential, and the sender does not waive any related rights and obligations. Any distribution, use or copying of this e-mail or the information it contains by other than an intended recipient is unauthorized. If you receive this e-mail in error, please advise me (by return e-mail or otherwise) immediately.
7/19
To opt out of future announcement mailings, please click here.
CV0462-REP2
SC Distributors
695 Town Center Drive Suite #600
Costa Mesa, CA 92626 877.907.1148